HEALTHBRIDGE, INC.

2610-1066 West Hastings Street

Vancouver, British Columbia V6E 3X2

Canada

July 1, 2005

Ryan RohnDivision
of Corporate Finance450
Fifth Street, N.W.

United States Securities and Exchange CommissionWashington,
D.C. 20549-0405

Via Facsimile (202) 772-9359

      RE: Healthbridge, Inc.

Form 10-KSB for Fiscal Year Ended December 31, 2004Filed
April 7, 2005

File No. 000-30377

Dear Mr. Rohn:

Thank you for your comments dated June 21, 2004 related to our disclosure on Form 10-KSB for Healthbridge, Inc. (“Company”) for the year ended December 31, 2004.

On behalf of the Company, we submit this response letter electronically and by facsimile transmission.

Please direct copies of all responses and any additional comments to the following address and fax number:

      Nora Coccaro

      Chief Executive and Chief Financial OfficerHealthbridge,
Inc.2610-1066
West Hastings StreetVancouver,
British Columbia, Canada V6E 3X2

      Telephone: (604) 602-1717Facsimile:
(604) 687-6877

The following are our detailed responses to your comments.

Independent Auditors’ Report, page F-2

1.

We note your disclosure on page 14, that the “audit expressed substantial doubt as to the Company’s ability to continue as a going concern…” Furthermore, we note the disclosure in Note 2 on page F-16, “These factors raise substantial doubt about the Company’s ability to continue as a going concern.” In light of these disclosures, please have your auditor tell us how they determined that substantial doubt does not exist about your ability to continue as a going concern for the next 12 months, including how they determined the disclosures made in the footnotes to the consolidated financial statements are complete, accurate and in accordance with US GAAP.

      Response:

Our current auditors have amended their audit report for the year ended December 31, 2004 to include an explanatory paragraph addressing the going concern consideration. The amended audit report is appended hereto as Appendix “A” for your review.

Independent Auditors’ Report, page F-3

2.

We note that your predecessor auditors’ audit report for the year ended December 31, 2003 included in your filing has removed the going concern explanatory paragraph included in its original audit report as presented in your Form 10-KSB for the year ended December 31, 2003. If the successor auditors determine that a going concern opinion is required for the year ended December 31, 2004 based on the disclosures in the Form 10-KSB, it would appear that the original audit report dated March 24, 2004 containing the explanatory paragraph regarding substantial doubt of your ability to continue as a going concern should be included in the Form 10-KSB for the year ended December 31, 2004. Please refer to paragraph 16 of AU Section341 for guidance.

      Response:

Our predecessor auditors have amended their audit report for the year ended December 31, 2003 to include the explanatory paragraph that addressed the going concern consideration that appeared in the original audit report dated March 24, 2004. The amended audit report is appended hereto as Appendix “B” for your review.

Note 1 – Organization and Summary of Significant Accounting Policies, Intangible Assets, page F-13

3.

We note that you acquired certain infectious medical waste sterilization and disposal technologies with exclusive ownership of the technologies, including the associated patents, patents pending, proprietary software and licenses required to manufacture, operating and market the technologies. Please provide us with the following information regarding your patents:

—	A detailed analysis discussing each factor in paragraph 11 of SFAS 142 justifying the indefinite life of your indefinite-life intangible asset.

—	A detailed explanation of how you assess this indefinite-life intangible asset for impairment in accordance with SFAS 142. Your explanation should include the significant assumptions used and why those assumptions are reasonable.

— The results of your impairment tests performed during fiscal years 2002, 2003 and 2004.

—	What consideration you gave to including your impairment analysis of patents as a critical accounting policies and estimates, especially since patents represent 91% of total assets as of December 31, 2004.

Response:

We have revised Note 1- “Intangible Assets” to our financial statements for the period ended December 31, 2004 to include an estimated life of ten (10) years for the patents, without changing the method of valuation. The amended Notes to our financial statements are appended hereto as Appendix “C” for your review.

We analyzed our valuation of our intangible patent assets for impairment as of December 31, 2004 in accordance with SFAS 142. Since marketing and sales commenced in 2004 we believe that by year end December 31, 2004 it was too early in the life expectancy of the patents to utilize a current cash flow analysis to determine any impairment in the present value of the capitalized intangible asset, rather we believe that the best indicator of present value as of December 31, 2004 was future cash flow from anticipated sales. We relied on the assumption that additional sales will be realized by year end December 31, 2005 which will support the valuation recorded for the patented assets on its current financial statements. The assumption is reasonable based on the success of the Company’s initial sale in Kuwait City, Kuwait and aggressive marketing efforts in place to sell additional units in Kuwait and Saudi Arabia.

We considered the following factors in our determination of whether our patent costs were impaired as of December 31, 2002, December 31, 2003 and December 31, 2004:

—	We reviewed the guidance in SFAS 142 and 144 to determine what factors might indicate the impairment of an intangible asset and how impairment amounts would be computed, if any.

—	We considered our business plan with careful consideration focused on projected sales and estimated cash flows from the products we sold and expected to sell under the patents.

—	We measured the timing of when we would and did obtain clearance for our trademark and our plan for manufacturing and selling the products under the patents. We obtained our trademark during the fourth quarter of 2003.

—	We calculated timelines for anticipated sales and realized sales. The sale of our first unit was in the first quarter of 2004. .

—	We factored into our analysis our past history with taking a similar medical waste disposal product to market and the time involved in entering the medical waste disposal industry.

Based on review of these items, it appeared to us that our patents were not impaired as of the years ended December 31, 2002, December 31, 2003 and December 31, 2004. Specifically, the guidance provided in SFAS 144 for measuring impairment appears to have been met in the respective periods and we believe supports our position that impairment did not exist at each year end. Our business plan is in its early stages and impairment of patent costs may be premature at this time.

Our impairment analysis is tempered by our lack of success in taking a similar medical waste disposal product to market prior to obtaining our current patents and our ability to raise sufficient capital to achieve the objectives considered in our business plan remains uncertain. Accordingly, impairment may exist within the current period.

We have given serious consideration to our impairment analysis of patents as critical to our accounting policies and estimates and are aware that our patents represented 91% of total assets as of December 31, 2004. Should we be unsuccessful during 2005 in our efforts to sell additional products, we may well determine that our patent costs are impaired and a write down of the valuation attributed to our patents may become necessary.

4.

We note that you review your indefinite-life intangible assets periodically. Please confirm to us with a view toward future disclosure, that indefinite-life intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. Please also confirm to us that you evaluate each reporting period whether events and circumstances continue to support an indefinite useful life. Refer to paragraphs 16 and 17 of SFAS 142 for guidance.

Response:

We can confirm that we will continue to review our intangible assets for impairment annually or more frequently if events or changes in circumstances indicate that an asset might be impaired. Further, we have adopted an estimated life of ten (10) years for our intangible assets as detailed herein.

Note 6. – Convertible Debenture, page F-17

5.

Please tell us how you determined your convertible debentures are appropriately classified as long-term. We note that the convertible debentures mature in three years from the date of issuances of May 3, 2002 and May 6, 2002.

Response:

Our determination to classify our convertible debentures was based on agreements reached with the debenture holders to extend the respective maturity dates. Note 6 to our financial statements has been modified to disclose said extended maturity dates. The amended Notes to our financial statements are appended hereto for your review.

Note 9 – Supplemental Cash Flow Information, page F-18

6.

We have noted your disclosure that you have paid $45,209 in interest for the year ended December 31, 2004, which is the amount expensed for fiscal year 2004. It is unclear to us how you have paid $45,209 in interest during fiscal year 2004, since a portion of that amount included in interest expense appears to be the accretion of the discount from your convertible debentures and you have $12,000 of accrued interest for your convertible debentures. In future filings, please state the amount of interest paid in cash and paid from the issuance of common stock for each period presented. Refer to paragraph 29 of SFAS 95 for guidance.

Response:

We confirm that in future filings we will segregate interest paid with cash from interest paid with the issuance of common stock.

In connection with the Company’s response to these comments, we confirm the following:

- The Company is responsible for the adequacy and accuracy in its filings;
—	Staff comments or changes to disclosure in respect to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

—	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We do hope that the information provided above is responsive to your comments. Should you have any additional comments or questions regarding the Company’s filing on Form 10-KSB for the year ended December 31, 2004, please contact me. I may be reached at (604) 602-1717.

Sincerely,

/s/ Nora Coccaro

Nora CoccaroChief
Executive Officer

Enclosures

APPENDIX “A”

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of DirectorsHealthBridge,
Inc.Vancouver,
BC Canada

We have audited the accompanying consolidated balance sheet of HealthBridge, Inc. as of December 31, 2004 and the related consolidated statement of operations, stockholders’ equity and comprehensive income and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, audits of its internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of HealthBridge, Inc. as of December 31, 2004. and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company’s recurring operating losses and lack of working capital raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to those matters are also described in Note 2. The financial statements do not include any adjustments that might result from outcome of this uncertainty.

_________________

Chisholm, Bierwolf & Nilson, LLCBountiful,
Utah

March 18, 2005

APPENDIX “B”

INDEPENDENT AUDITORS’ REPORT

To the Stockholders’ andBoard
of Directors ofHealthbridge,
Inc.

We have audited the consolidated statements of operations, stockholders’ deficit, and cash flows of Healthbridge, Inc. (a development stage company), for the year ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Healthbridge, Inc. (a development stage company), for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in the notes to the financial statements, the Company’s revenue generating activities are not in place and the Company has incurred losses since inception. These conditions raise substantial doubt about its ability to continue as a going concern. Management’s plans regarding those matters also are described in the notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

JONES SIMKINS, P.C.

Logan, UtahMarch
24, 2004

APPENDIX “C”

Note 1 — Organization and Summary of Significant Accounting Policies

Organization

The consolidated financial statements consist of Healthbridge, Inc. (Healthbridge) and its wholly owned subsidiary, Healthbridge AG (Healthbridge AG) (collectively “the Company”). Healthbridge was organized on February 17, 1993 (date of inception) under the laws of the State of Texas. Healthbridge AG was formed as a German subsidiary during 2002.

On January 25, 2002, the Company acquired certain patents related to the infectious medical waste sterilization and disposal technologies developed in Germany. Since this time the Company’s operations have consisted primarily of (1) developing a marketing philosophy and market strategy, (2) pursuing and assembling a management team, and (3) obtaining sufficient working capital through loans from shareholders and debt and equity financing. Further, the Company is considered a development stage company as defined in SFAS No. 7.

Principles of Consolidation

The consolidated financial statements include the accounts of Healthbridge, Inc. and its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Maintenance and repairs are charged to expense as incurred. Costs of major renewals or betterments are capitalized over the remaining useful lives of the related assets. Depreciation is computed by using the straight-line method. Equipment is depreciated over the assets estimated useful life which is determined to be five years. The cost of property disposed of and related accumulated depreciation is removed from the accounts at the time of disposal, and gain or loss is reflected in operations.

Intangible Assets

Costs associated with the acquisition of patents are capitalized and will be reviewed periodically by management for impairment and valuation. Management believes that the useful estimated life of the patent is 10 years. The Company has adopted SFAS No. 142, “Goodwill and Other Intangible Assets”. SFAS No. 142 changes the accounting for goodwill and intangible assets from an amortization method to an impairment approach.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Long-Lived Assets

The Company evaluates its long-lived assets in accordance with SFAS No. 144, “Accounting for the Impairment of Long-Lived Assets”. Long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that their net book value may not be recoverable. When such factors and circumstances exist, the Company compares the projected undiscounted future cash flows associated with the related asset or group of assets over their estimated useful lives against their respective carrying amounts. Impairment, if any, is based on the excess of the carrying amount over the fair value of those assets and is recorded in the period in which the determination was made.

Revenue Recognition

Revenue from product sales is generally recognized at the time the product is shipped and invoiced and collectibility is reasonably assured. The Company believes that revenue should be recognized at the time of shipment as title generally passes to the customer at the time of shipment. This policy meets the criteria of Staff Accounting Bulletin 101 in that there is persuasive evidence of an existing contract or arrangement, deliver has occurred, the price is fixed and determinable and the collectibility is reasonably assured.

Income Taxes

Deferred income taxes are provided in amounts sufficient to give effect to temporary differences between financial and tax reporting, principally related to deferred start-up cost. For income tax purposes start-up costs are deferred until the Company begins generating revenue, at which time the costs begin being amortized.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Earnings Per Share

The computation of basic earnings per common share is based on the weighted average number of shares outstanding during the period.

The computation of diluted earnings per common share is based on the weighted average number of shares outstanding during the period plus the common stock equivalents which would arise from the exercise of stock options outstanding using the treasury stock method and the average market price per share during the period. Common stock equivalents are not included in the diluted earnings per share calculation when their effect is antidilutive.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Translation of Foreign Currencies

Assets and liabilities of the Company’s foreign subsidiary are translated into U.S. dollars at the applicable exchange rates at year-end. Net gains or losses resulting from the translation of the Company’s assets and liabilities are reflected as a separate component of stockholders’ equity. A negative translation impact on stockholders’ equity reflects a current relative U.S. Dollar value higher than at the point in time that assets were actually acquired in a foreign currency. A positive translation impact would result from a U.S. Dollar weaker in value than at the point in time foreign assets were acquired.

Income and expense items are translated at the weighted average rate of exchange (based on when transactions actually occurred) during the year.

Stock-Based Compensation

At December 31, 2004, the Company has stock-based employee compensation plans, which are described more fully in Note 11. The Company accounts for those plans under the recognition and measurement principles of APB Opinion 25, “Accounting for Stock Issued to Employees”, and related Interpretations, and has adopted the disclosure-only provisions of SFAS 123, “Accounting for Stock-Based Compensation.”

Had compensation cost for the Company’s stock option plan been determined based on the fair value at the grant date for awards consistent with the provisions of SFAS 123, the Company’s net loss and loss per share would have been reduced to the pro forma amounts indicated below:

Years ended December 31,

2004 2003

Net loss as reported $ (271,312) $ (192,115)

Deduct:

Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects - - Net loss pro forma $ (271,312) $ (192,115)

Loss per share – basic and diluted:

As reported $ (.09) (.14) Pro forma $ (.09) $ (.14)

Concentration of Credit Risk

The Company maintains its cash in bank deposit accounts, which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 1 — Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain amounts in the 2003 financial statements have been reclassified to conform to the 2004 presentation.

Note 2 — Going Concern

As of December 31, 2004, the Company’s revenue generating activities have not generated sufficient funds for profitable operations, and the Company has incurred losses since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

Management intends to seek additional equity funding to expand marketing efforts and product development. There can be no assurance that such funds will be available to the Company nor that the marketing and product development efforts will be successful.

Note 3 – Patents

Patents consist of patents obtained pursuant to an agreement whereby the Company executed an Intellectual Property Assignment and Sale Agreement (“Agreement”) with B.I.M.E. GmBH, a German corporation, and Hermann Esser and Eduard Kneifel, both German residents (“Sellers”), to acquire certain infectious medical waste sterilization and disposal technologies developed in Germany. The Agreement transfers to the Company the exclusive ownership of both the Valides® Modular Infectious Medical Waste Disposal System and the Medides System together with all the intellectual property, including the patents, patents pending, proprietary software and licenses required to manufacture, operate and market these technologies worldwide. As of December 31, 2004, the gross carrying value of the patents is $404,446 and accumulated amortization is $0.

Total consideration for the transaction was $404,446, representing $179,446 in cash consideration through notes payable and $225,000 in noncash consideration through the issuance of 750,000 shares restricted common stock valued at the fair market value on the date of issuance. The Company has paid cash to the Sellers totaling $150,398 and issued 750,000 shares of restricted common stock. As of December 31, 2004, the Company is in default to the Sellers for the balance of the note payable of $29,048.

Note 4 — Property and Equipment

Property and equipment consist of the following at December 31, 2004:

Equipment $ 3,740 Less accumulated depreciation (2,229)

$ 1,511

Depreciation expense for the years ended December 31, 2004 and 2003 and the cumulative amounts was $753, $727 and $29,911, respectively.

Note 5 — Note Payable

The note payable consists of amounts due to the Sellers of the Company’s Patents (see Note 3). The note is in default, bears interest at 7.5% and is due on demand.

Note 6 – Convertible Debentures

Convertible debentures represent two debentures issued during 2002 (May 3, 2002-$75,000 and May 6, 2002-$250,000), bearing interest at 7.5% per annum, and maturing in three years. Pursuant to extension agreements given to the Company, the notes mature in 2008 and 2010, respectively. The convertible debentures become immediately due and payable upon certain events of default unless waived by the lender. Interest on the principal amount is due annually on the anniversary date of the issue date. The conversion feature allows the holder at any time to convert any unpaid amount of principal or interest at $5.00 per share for a period of three years from the date of issuance. In the event that the trading average price of the shares during 30 consecutive trading days is above 200% of the conversion price, conversion is enforced by the Company. Pursuant to the terms of the convertible debenture, the Company agrees to file a Registration Statement within 60 days of conversion with the U.S. Securities and Exchange Commission. The convertible debentures are secured by substantially all of the Company’s assets consisting of all tangible and intangible property, but not limited to procedures, instruments, devices, equipment, research, designs, registrations, licenses, trademarks, software, patents, patents pending, “know-how” expertise, all additions and replacements to such property and any other documentation related to the Valides® and Medides systems for sterilizing and disinfecting infectious waste. Accrued interest for both debentures at December 31, 2004 was approximately $12,000 and is included in accrued expenses. Convertible debentures outstanding as of December 31, 2004 were $318,578.

Note 7 — Income Taxes

The difference between income taxes at statutory rates and the amount presented in the financial statements is a result of the following:

Years Ended

December 31, Cumulative

2003 2004 Amounts

Income tax benefit at statutory rate $ (65,000) $ (92,000) $ (2,062,000) Change in valuation allowance 65,000 92,000 2,062,000 $ - $ - $ -

Deferred tax assets are as follows at December 31, 2004:

NOL Carry-forward 2,062,000 Valuation allowance (2,062,000) $ -

The Company has incurred Net Operating Losses of approximately $6,064,000. These losses will be carried forward to offset future taxable income and will expire beginning in 2014. However, realization of the future tax benefit of these carry-forwards is contingent on the Company’s ability to generate positive net operations. A valuation allowance has been recorded for the full amount of the deferred tax asset because it is more likely than not that the deferred tax asset will not be realized.

Note 8 — Related Party Transactions

Related party payables consist of amounts due to Marcus Mueller, a director of the Company. The amounts are unsecured, bear interest at 7.5% and are due on demand. The balance outstanding at December 31, 2004 is $106,403. Mr. Mueller advanced the Company $184,680 during 2004, and was paid back $12,600 in cash (principal and interest) and $138,680 in common stock.

The Company has entered into an agreement with Nora Coccaro, the Company’s President, for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the years ended December 31, 2004 and 2003, the Company recognized consulting expense of approximately $32,000 each year.

The Company has entered into an agreement with a shareholder of the Company for consulting services. The agreement has an automatic renewal provision unless terminated by either party. During the years ended December 31, 2004 and 2003, the Company recognized consulting expense of approximately $42,000 and $15,000, respectively.

Note 9 — Supplemental Cash Flow Information

During the year ended December 31, 2004, the Company issued 3,785,555 shares of common stock for accounts payable of $239,180, and accrued interest of $39,265.

During the year ended December 31, 2003, the Company issued 1,537,048 shares of common stock for accounts payable of $379,223, accrued expenses of $62,520 and notes payable of $33,994.

Actual amounts paid for interest and income taxes for the years ended December 31, 2004 and 2003 and the cumulative amounts are as follows:

Cumulative

2004 2003 Amounts

Interest $ 45,209 $ 26,158 $ 140,620 Income taxes $ - $ - $ -

Note 10 — Preferred Stock

The Company’s preferred stock may have such rights, preferences and designations and may be issued in such series as determined by the Board of Directors. No shares were issued and outstanding at December 31, 2004.

Note 11 — Stock Options

The Company has stock option plans; which authorize the grant of stock options to eligible employees, directors, and other individuals to purchase up to an aggregate of 6,620,000 shares of common stock. All options granted under the plans are granted at current market value at date of grant, and may be exercised between one year and ten years following the date of grant. The plans are intended to advance the interest of the Company by attracting and ensuring the retention of competent directors, employees, and consultants, and to provide incentives to those individuals to devote their utmost efforts to the advancement of the Company. This plan has been subsequently closed, as no options are currently outstanding.

A schedule of the options outstanding is as follows:

Exercise Number of Price Per

Options Share

Outstanding at January 1, 2003 25,000 $ 1.40 Granted 25,000 .05 Exercised (37,500) 1.40 Outstanding at December 31, 2003 12,500 .05 Granted - - Exercised - - Expired (12,500) Outstanding at December 31, 2004 - $

Note 12 — Stock Based Compensation

The Company has adopted the disclosure-only provisions of Statement of Financial Accounting Standards (SFAS) No. 123, “Accounting for Stock-Based Compensation,” as described in Note 1.

The fair value of each option granted during 2004 and 2003 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions:

2004 2003

Expected dividend yield - - Expected stock price volatility - 107% Risk-free interest rate - 2% Expected life of options - 1 year

The weighted average fair value of each option granted during 2004 and 2003 was approximately $0.00 and $0.60, respectively.

The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding Options Exercisable

Weighted Average Remaining Weighted Weighted Range of Contractual Average Average Exercise Number Life Exercise Number Exercise Prices Outstanding (Years) Price Exercisable Price $ .00 -0- .00 $ .00 -0- $ .00

Note 13 — Reverse Common Stock Split

Effective August 25, 2003, the Company approved a 1-for-20 reverse common stock split. All common share amounts, common stock option amounts and per share information have been retroactively adjusted to reflect this common stock split in the accompanying financial statements.

Note 14 — Fair Value of Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, accounts payable and notes payable. The carrying amount of these items approximates fair value because of their short-term nature and the notes payable bear interest at the market interest rate.

Note 15 – Discontinued Operations

Effective December 31, 2000, the Company closed its offices in Dallas, Texas, and discontinued its operations relating to the marketing and distributing of its Redloc II waste disposal system because of its inability to generate revenues due to lack of successfully obtaining contracts for its product. The Company wrote off inventory in the amount of $40,395 in accordance with SFAS No. 121 “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of.” During the fourth quarter of 2002, the Company wrote off approximately $103,000 in assumed liabilities and included in gain (loss) on discontinued operations for 2002 is a gain of $102,692, and included in cumulative amounts from inception to December 31, 2002, is a net loss of $2,893,157. There was no tax effect on this transaction due to the Company’s loss position.

Note 16 — Recent Accounting Pronouncements

In December 2004, FASB issued a revision to SFAS 123 “Share-Based Payment”. This Statement is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. This Statement supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and its related implementation guidance. This Statement establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. This Statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. This Statement does not change the accounting guidance for share-based payment transactions with parties other than employees provided in Statement 123 as originally issued and EITF Issue No. 96-18, “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.” This Statement does not address the accounting for employee share ownership plans, which are subject to AICPA Statement of Position 93-6, Employers’ Accounting for Employee Stock Ownership Plans. The Company does not believe adoption of this revision will have a material impact on the Company’s consolidated financial statements.

In December 2004, FASB issued SFAS 153 “Exchanges of Nonmonetary Assets—an amendment of APB Opinion No. 29". The guidance in APB Opinion No. 29, Accounting for Nonmonetary Transactions, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that

Opinion, however, included certain exceptions to that principle. This Statement amends Opinion 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The Company does not believe adoption of SFAS 153 will have any impact on the Company’s consolidated financial statements.

Note 16 — Recent Accounting Pronouncements (Continued)

In December 2004, FASB issued SFAS 152 “Accounting for Real Estate Time-Sharing Transactions—an amendment of FASB Statements No. 66 and 67". This Statement amends FASB Statement No. 66, Accounting for Sales of Real Estate, to reference the financial accounting and reporting guidance for real estate time-sharing transactions that is provided in AICPA Statement of Position (SOP) 04-2, Accounting for Real Estate Time-Sharing Transactions. This Statement also amends FASB Statement No. 67, Accounting for Costs and Initial Rental Operations of Real Estate Projects, to state that the guidance for (a) incidental operations and (b) costs incurred to sell real estate projects does not apply to real estate time-sharing transactions. The accounting for those operations and costs is subject to the guidance in SOP 04-2. This Statement is effective for financial statements for fiscal years beginning after June 15, 2005. The Company does not believe adoption of SFAS 152 will have any impact on the Company’s consolidated financial statements.

In November 2004, the FASB issued SFAS 151 “Inventory Costs—an amendment of ARB No. 43". This Statement amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and re-handling costs may be so abnormal as to require treatment as current period charges. . . .” This Statement requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. The provisions of this Statement shall be effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company does not believe adoption of SFAS 151 will have any impact on the Company’s consolidated financial statements. In December 2003, FASB issued a revision to SFAS 132 “Employers’ Disclosures about Pensions and Other Postretirement Benefits—an amendment of FASB Statements No. 87, 88, and 106". This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. This Statement retains the disclosure requirements contained in FASB Statement No. 132, Employers’ Disclosures about Pensions and Other Postretirement Benefits, which it replaces. It requires additional disclosures to those in the original Statement 132 about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. The Company does not believe adoption of this revision will have a material impact on the Company’s consolidated financial statements.

Note 16 — Recent Accounting Pronouncements (Continued)

In May 2003, the FASB issued SFAS 150, “Accounting for Certain Financial Instruments with characteristics of both Liabilities and Equity.” This new statement changes the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity or classifications between liabilities and equity in a section that has been know as “mezzanine capital.” It requires that those certain instruments be classified as liabilities in balance sheets. Most of the guidance in SFAS 150 is effective for all financial instruments entered into or modified after May 31, 2003. The adoption of SFAS 150 did not have any impact on the Company’s consolidated financial statements.

In April 2003, the FASB issued SFAS 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. This Statement is effective for contracts entered into or modified after June 30, 2003, with certain exceptions, and for hedging relationships designated after June 30, 2003, with certain exceptions. The adoption of SFAS 149 did not have any effect on the Company’s consolidated financial statements.

In January 2003, the FASB issued Interpretation 46, “Consolidation of Variable Interest Entities” (FIN 46), which addresses consolidation by business enterprises of variable interest entities. FIN 46 clarifies the application of Accounting Research Bulletin No. 51, “Consolidated Financial Statements”, to certain entities in which equity investors do not have the Characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 applies immediately to variable interest entities created after January 31, 2003, and to variable interest entities in which an enterprise obtains an interest after that date. It applies in the first fiscal year or interim period beginning after June 15, 2003, to variable interest entities in which an enterprise holds a variable interest that it acquired before February 1, 2003. The Company has not identified and does not expect to identify any variable interest entities that must be consolidated.